FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, October 28, 2020

Ger. Gen. No.19/2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized hereby attach the following Significant Event, in which we inform you that Enel Américas S.A. (the "Company") has been informed that its ADRs have been included in an unsponsored program of Brazilian Depositary Receipts ("BDRs").

The BDRs are issued as an alternative investment in the Company through the Brazilian market and have as their underlying asset the American Depositary Receipts ("ADRs") that the Company issues. Therefore, the rights of the BDR holders derive from the rights of the underlying ADRs, and the depositary bank of the BDRs – Banco B3 – bears the commercial and legal relationship with the BDR holders.

Given the unsponsored nature of this BDR program, the Company informs that it has not signed any contract for the issuance of the BDRs and, consequently, it has not entered into any obligations in the Brazilian market. As a result, the ADRs issued by the Company may be traded not only on the New York Stock Exchange (NYSE) but also on the Sao Paulo State Stock Exchange (Bovespa) once they are converted to BDRs.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
Depósito Central de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: October 28, 2020